Exhibit 99.1

Press Release

1 December 2016

Genetic Technologies Announces Offering of USD 6.0 Million of American Depository Shares

Melbourne, Australia, December 1, 2016: Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE, “Company”), a molecular diagnostics company and provider of BREVAGenplus®, a first-in-class, clinically validated risk assessment test for sporadic (non-hereditary) breast cancer, today announced that it has entered into a definitive agreement with U.S. institutional investors, pursuant to which the investors have agreed to purchase an aggregate of 4,800,000 American Depositary Shares (“ADSs”), each representing one hundred and fifty (150) of the Company’s Ordinary Shares, at a  weighted average price of $1.25 per ADS. The Company will receive gross proceeds of approximately USD 6.0 million, before deducting customary offering expenses.

The offering is expected to close on or about December 6, 2016, subject to satisfaction of customary closing conditions.

The funds raised under the Financing will be used to support the Company’s medium-term capital requirements and, together with existing cash reserves, will assist to facilitate the Company’s expansion requirements in relation to its breast cancer risk test, BREVAGenplus, the development and commercialisation of a Colorectal cancer (CRC) risk assessment test, as recently announced and for general working capital purposes.

Maxim Group LLC is acting as exclusive placement agent for the offering.

The ADSs described above are being offered pursuant to a shelf registration statement (File No. 333-210965) which became effective on May 23, 2016. Such ADSs may be offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. The Company will file a prospectus supplement with the SEC relating to such ADSs, and following such filing, copies of the prospectus supplement and the accompanying base prospectus relating to this offering may be obtained at the SEC’s website at http://www.sec.gov, or from Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174 or via telephone at (800) 724-0761.

Eutillio Buccilli, Genetic Technologies’ Chief Executive Officer, commented: “The Board is extremely pleased with our successful securing of commitments for approximately USD 6.0 million further capital on the above terms. The capital raised will significantly enhance the Company’s long term future and ability to achieve our overall corporate mission to become a leader in the genomics-focused oncology diagnostics industry while enhancing our pipeline of risk-assessment products.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein. There shall not be any offer, solicitation of an offer to buy, or sale of

Genetic Technologies Limited  • Website: www.gtglabs.com • Email: info@gtglabs.com  ABN 17 009 212 328

Registered Office  • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

securities in any state or jurisdiction in which such an offering, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class.  BREVAGenplus® improves upon the predictive power of the first generation BREVAGen™ test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus® expands the application of BREVAGen™ from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGen™ test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus®, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Candice Knoll (USA)
Executive Director & Chief Executive Officer	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 4
+ 61 3 8412 7050